Commission File No. 1-08346
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January 2008
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDK Corporation (Registrant)
January 31, 2008	BY:	/s/ Seiji Enami
Seiji Enami
Director and CFO, Senior Vice President, General Manager of Finance and Accounting Department

SIGNATURES

Press release regarding TDK’s Consolidated business results for the 3rd quarter of fiscal year 2008
Summary
1) Analysis of Business Results
2) Fiscal 2008 Consolidated Projections
3) Financial Position
4) Balance sheets
5) Statements of income
6) Statements of stockholders’ equity
7) Statements of cash flows
8) Segment Information
9) Supplementary Information

TDK Corporation
January 31, 2008

Contact;
TDK Corporation(Tokyo)	Corporate Communications Department
	Michinori Katayama	+81(3)5201-7102
Consolidated results (U.S. GAAP) for the 3rd Quarter of FY March 2008
Summary (October 1, 2007 – December 31, 2007)

Term	The 3rd quarter of FY2007		The 3rd quarter of FY2008			Change
	(Oct. 1, 2006 - Dec. 31, 2006)		(October 1, 2007 - December 31, 2007)
Item	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)

Net sales	223,253	100.0	225,342	100.0	1,976,684	2,089	0.9
Operating income	23,141	10.4	26,717	11.9	234,360	3,576	15.5
Income before income taxes	26,048	11.7	28,640	12.7	251,228	2,592	10.0
Net income	19,669	8.8	21,713	9.6	190,465	2,044	10.4

Total assets	975,996	—	982,556	—	8,618,912	6,560
Total stockholders’ equity	744,396	—	755,242	—	6,624,930	10,846

Per common share:
Net income / Basic	Yen 148.69		Yen 167.39		U.S. $1.47
Net income / Diluted	Yen 148.52		Yen 167.25		U.S. $1.47
Stockholders’ equity	Yen 5,623.34		Yen 5,856.67		U.S.$51.37

Capital expenditures	15,122	—	20,600	—	180,702	5,478	36.2
Depreciation and amortization	16,780	7.5	17,584	7.8	154,246	804	4.8
Research and development	12,654	5.7	13,942	6.2	122,298	1,288	10.2
Result of financial income	1,874	—	2,160	—	18,947	286	15.3
Ratio of overseas production	61.4%	—	73.0%	—	—
Number of employees	53,000	—	58,718	—	—

Average rate for the period
US$=Yen	Yen 117.83		Yen 113.26
Euro=Yen	Yen 151.95		Yen 163.90

(Sales breakdown)

Term	The 3rd quarter of FY2007		The 3rd quarter of FY2008			Change
	(Oct. 1, 2006 - Dec. 31, 2006)		(October 1, 2007 - December 31, 2007)
Product	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)

Electronic materials and components	194,541	87.1	217,766	96.6	1,910,228	23,225	11.9
Electronic materials	50,295	22.5	51,421	22.8	451,061	1,126	2.2
Electronic devices	50,548	22.6	53,296	23.6	467,509	2,748	5.4
Recording devices	76,784	34.4	89,910	39.9	788,684	13,126	17.1
Other electronic components	16,914	7.6	23,139	10.3	202,974	6,225	36.8
Recording media	28,712	12.9	7,576	3.4	66,456	(21,136)	-73.6

Total sales	223,253	100.0	225,342	100.0	1,976,684	2,089	0.9

Overseas sales	178,504	80.0	186,493	82.8	1,635,904	7,989	4.5

Notes:
     1. Consolidated results are unaudited by independent auditors.
     2. U.S.$1=Yen 114, for convenience only.

TDK Corporation Consolidated 3Q of FY March 2008 (U.S. GAAP)
TDK Corporation
January 31, 2008

9-month-period Consolidated results
(April 1, 2007 – December 31, 2007)

Term	The 9-month-period of FY2007		The 9-month-period of FY2008			Change
	(April 1, 2006 - Dec. 31, 2006)		(April 1, 2007 - December 31, 2007)
Item	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)

Net sales	648,091	100.0	658,430	100.0	5,775,702	10,339	1.6
Operating income	61,405	9.5	73,862	11.2	647,912	12,457	20.3
Income before
income taxes	67,377	10.4	77,002	11.7	675,456	9,625	14.3
Net income	49,291	7.6	56,339	8.6	494,202	7,048	14.3

Per common share:
Net income / Basic	Yen 372.58		Yen 433.55		U.S. $3.80
Net income / Diluted	Yen 372.18		Yen 433.06		U.S. $3.80

Capital expenditures	51,102	—	58,842	—	516,158	7,740	15.1
Depreciation and amortization	47,664	7.4	50,696	7.7	444,702	3,032	6.4
Research and development	36,434	5.6	40,993	6.2	359,588	4,559	12.5
Result of financial income	4,793	—	6,833	—	59,939	2,040	42.6
Ratio of overseas production	62.9%	—	70.0%	—	—

(Sales breakdown)

Term	The 9-month-period of FY2007		The 9-month-period of FY2008			Change
	(April 1, 2006 - Dec. 31, 2006)		(April 1, 2007 - December 31, 2007)
Product	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)

Electronic materials and components	571,248	88.1	616,187	93.6	5,405,149	44,939	7.9
Electronic materials	149,008	23.0	154,187	23.4	1,352,518	5,179	3.5
Electronic devices	147,130	22.7	157,732	24.0	1,383,614	10,602	7.2
Recording devices	230,839	35.6	246,830	37.5	2,165,175	15,991	6.9
Other electronic components	44,271	6.8	57,438	8.7	503,842	13,167	29.7
Recording media	76,843	11.9	42,243	6.4	370,553	(34,600)	-45.0

Total sales	648,091	100.0	658,430	100.0	5,775,702	10,339	1.6

Overseas sales	520,405	80.3	543,314	82.5	4,765,912	22,909	4.4

Notes:
     1. Consolidated results are unaudited by independent auditors.
     2. U.S.$1=Yen 114, for convenience only.

TDK Corporation Consolidated 3Q of FY March 2008 (U.S. GAAP)
1) Analysis of Business Results
 Consolidated results for the third quarter of fiscal 2008, the three-month period from October 1, 2007 to December 31, 2007, were as follows:
In the electronics market, the third quarter of fiscal 2008 saw year-on-year increases in production of notebook PCs, HDDs, digital still cameras, flat-screen TVs, mobile phones and game consoles. This growth, together with an increase in the number of electronic components in finished products driven by their increasing sophistication and features, led to higher demand for electronic components. The increasing use of electronics in automobiles also lifted demand for electronic components.
TDK posted consolidated net sales of ¥225,342 million (U.S.$1,976,684 thousand), a rise of 0.9% over the ¥223,253 million recorded in the same period of the previous fiscal year. Operating income was ¥26,717 million (U.S.$234,360 thousand), up 15.5% from ¥23,141 million. Income before income taxes was ¥28,640 million (U.S.$251,228 thousand), up 10.0% from ¥26,048 million. Net income was ¥21,713 million (U.S.$190,465 thousand), up 10.4% from ¥19,669 million. Basic net income per common share was ¥167.39 (U.S.$1.47), compared with ¥148.69 in the corresponding period of fiscal 2007.
Average third-quarter yen exchange rates for the U.S. dollar and euro were ¥113.26 and ¥163.90. The yen appreciated 3.9% against the U.S. dollar and depreciated 7.9% against the euro, respectively, compared with the same period of the previous fiscal year. This had the effect of lowering net sales by approximately ¥5.3 billion and operating income by approximately ¥2.8 billion.
(Sales by Segment)
 TDK’s businesses are broadly classified into two business segments: the electronic materials and components segment and the recording media segment. The following is a summary of sales by segment.
(1) Electronic materials and components segment
This segment is made up of four product sectors: (1-1) electronic materials, (1-2) electronic devices, (1-3) recording devices, and (1-4) other electronic components.
Segment net sales rose 11.9% from ¥194,541 million to ¥217,766 million (U.S.$1,910,228 thousand), while segment operating income rose 17.1% from ¥23,008 million to ¥26,933 million (U.S.$236,255 thousand).
Sector sales of TDK’s electronic materials and components were as follows.

TDK Corporation Consolidated 3Q of FY March 2008 (U.S. GAAP)
(1-1) Electronic materials
This sector is broken down into two product categories: capacitors, and ferrite cores and magnets.
Sales in the electronic materials sector increased 2.2% from ¥50,295 million to ¥51,421 million (U.S.$451,061 thousand).
[Capacitors] Sales increased slightly year on year, as sales price discounts negated strong sales of multilayer ceramic chip capacitors, particularly those used in notebook PCs and flat-screen TVs. Multilayer ceramic chip capacitors are this category’s core product.
[Ferrite cores and magnets] Sales of ferrite cores and magnets increased year on year. While sales of ferrite cores fell, higher magnet sales compensated for the fall in ferrite core sales.
(1-2) Electronic devices
This sector has three product categories: inductive devices, high-frequency components and other products.
Sales in the electronic devices sector increased 5.4% from ¥50,548 million to ¥53,296 million (U.S.$467,509 thousand).
[Inductive devices] Sales of inductive devices increased year on year, mainly as a result of higher sales of power line coils and signal line coils used in flat-screen TVs.
[High-frequency components] Sales of high-frequency components increased year on year, the result mainly of higher sales of products for PC applications.
[Other products] Sales of other products declined year on year, the result mainly of lower sales of both sensors and actuators and of power supplies.
(1-3) Recording devices
This sector has two product categories: HDD heads and other heads.
Sector sales increased 17.1% from ¥76,784 million to ¥89,910 million (U.S.$788,684 thousand).
[HDD heads] Sales increased year on year. TDK’s HDD head sales volume rose thanks to higher HDD production, which was driven by growth in demand from PC makers. The increasing storage capacity of HDDs also helped boost sales.
[Other heads] Sales of other heads declined year on year.
(1-4) Other electronic components
This sector includes all products of the electronic materials and components segment other than those in the three sectors above. These products include anechoic chambers, mechatronics (production equipment) and energy devices (rechargeable batteries).
Sector sales climbed 36.8% from ¥16,914 million to ¥23,139 million (U.S. $202,974 thousand), thanks to increased sales of anechoic chambers, mechatronics and energy devices as well as continued strong sales of other new products.

TDK Corporation Consolidated 3Q of FY March 2008 (U.S. GAAP)
(2) Recording media segment
This segment has three product categories: audiotapes and videotapes, optical media and other products.
Segment sales dropped 73.6% from ¥28,712 million to ¥7,576 million (U.S.$66,456 thousand). The segment recorded an operating loss of ¥216 million (U.S.$1,895 thousand), ¥349 million worse than the ¥133 million in operating income in the corresponding period of the previous fiscal year.
On August 1, 2007, TDK transferred its TDK brand recording media business to Imation Corp. At the same time, TDK granted a license to use the TDK brand name for current and future recording media products to Imation Corp.
[Audiotapes and videotapes] Sales of audiotapes and videotapes declined year on year, reflecting falling demand amid the switch to the digital storage of data. Another factor was a change in terms of the sales framework and price structure, which was brought about by the aforementioned transfer of the sales business to Imation Corp.
[Optical media] There was a sharp decline in optical media sales year on year. Because sales operations of mainstay CD-Rs and DVDs were transferred to Imation Corp., TDK’s sales fell by an equivalent amount. On the other hand, sales of Blu-ray Discs increased.
[Other products] Sales of other products decreased year on year despite higher sales of LTO-standard* (Linear Tape-Open) tape-based data storage media for computers on the back of rising demand. The main reason for the overall fall in sales was lower sales of accessory and other products.
* Linear Tape-Open, LTO, the LTO logo, Ultrium and the Ultrium Logo are trademarks of HP, IBM and Quantum in the US and other countries.
(Sales by Region)
Detailed sales by region can be found in the segment information on page 17 of the consolidated results. Recording media segment sales decreased in all regions due to the aforementioned sales business transfer to Imation Corp.
[Japan] Overall sales fell, with sales decreasing in all product sectors except other electronic components.
[Americas] Sales decreased overall due to lower sales of electronic materials and electronic devices.
[Europe] Sales decreased due to lower sales of electronic materials.
[Asia (excluding Japan) and other areas] Sales rose overall on the back of higher sales in all four sectors of the electronic materials and components segment.
As a result, overseas sales rose 4.5% year on year from ¥178,504 million to ¥186,493 million (U.S.$1,635,904 thousand). Overseas sales accounted for 82.8% of consolidated net sales, a 2.8 percentage point increase from 80.0% one year earlier.

TDK Corporation Consolidated 3Q of FY March 2008(U.S. GAAP)
2) Fiscal 2008 Consolidated Projections
TDK’s projections for consolidated operating results, capital expenditures, depreciation and amortization, and research and development expenses for fiscal 2008, the year ending March 31, 2008, are as follows.
[Consolidated Projections for Fiscal 2008]

Term	January 2008				October 2007
	Announcement	FY2007	Change from	% change	Announcement
	FY2008	(Actual)	FY2007	from	FY2008
	(Forecasts)	(¥ millions)	(¥ millions)	FY2007	(Forecasts)
Item	(¥ millions)				(¥ millions)

Net sales	865,000	862,025	2,975	0.3	865,000
Operating income	90,000	79,590	10,410	13.1	90,000
Income before income taxes	96,000	88,665	7,335	8.3	96,000
Net income	72,000	70,125	1,875	2.7	72,000

[Projections for Capital Expenditures, Depreciation and Amortization, and Research and Development Expenses]

				(¥ millions)

Term	FY2008		FY2007
	(Forecasts)		(Actual)
Item	Amount	% of sales	Amount	% of sales

Capital expenditures	75,000	—	70,440	—

Depreciation and amortization	70,000	8.1	65,337	7.6

Research and development expenses	55,000	6.4	50,058	5.8

(Notes)
(Projections for main products are as follows:)
Electronic Materials and Electronic Devices
 Demand is forecast to rise year on year for digital home appliances, a major application for TDK’s electronic materials and devices. Backed by this higher demand for end products, sales of electronic materials and electronic devices are also expected to rise year on year.
Recording Devices
Overall demand (volume) continues to grow for HDD heads, which is the major product in the recording devices sector. With demand increasing for HDDs employing perpendicular magnetic recording technology, in particular, TDK is increasing shipments of heads compatible with this technology. The fiscal 2008 forecast is premised on this trend continuing.
Recording Media
As mentioned earlier, TDK transferred its TDK brand recording media sales business to Imation Corp. in August 2007, a move that has dramatically changed the makeup of recording media operations at TDK. TDK expects sales to fall substantially in the recording media segment in fiscal 2008 as a result.
(Exchange Rate Forecast)
An average yen-U.S. dollar exchange rate of ¥110 is assumed for the fourth quarter of fiscal 2008.

TDK Corporation Consolidated 3Q of FY March 2008(U.S. GAAP)
Cautionary Statements with Respect to Forward-Looking Statements
     This material contains forward-looking statements, including projections, plans, policies, management strategies, targets, schedules, understandings and evaluations, about TDK and its group companies (TDK Group). These forward-looking statements are based on the current forecasts, estimates, assumptions, plans, beliefs and evaluations of TDK Group in light of information currently available to it, and contain known and unknown risks, uncertainties and other factors. TDK Group therefore wishes to caution readers that, being subject to risks, uncertainties and other factors, TDK Group’s actual results, performance, achievements or financial position could be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements, and TDK Group undertakes no obligation to publicly update or revise any forward-looking statements after the issue of this material except as provided for in laws and ordinances.
     The electronics markets in which TDK Group operates are highly susceptible to rapid changes. Risks, uncertainties and other factors that can have significant effects on TDK Group include, but are not limited to, shifts in technology, fluctuations in demand, prices, interest and foreign exchange rates, and changes in economic environments, conditions of competition, laws and regulations.
3) Financial Position
(3-1) The following table summarizes TDK’s consolidated balance sheet at December 31, 2007, compared with September 30, 2007.

Total assets	¥982,556 million	(0.5% decrease)
Total stockholders’ equity	¥755,242 million	(1.5% increase)
Stockholders’ equity ratio	76.9%	(1.6 point increase)
At December 31, 2007, cash and cash equivalents were ¥30,611 million lower than at September 30, 2007 and short-term investments were ¥11,465 million lower. Contrastingly, over the same period there were increases of ¥5,236 million in other current assets and ¥30,984 million in investments in securities. As a result of these and other changes, total assets decreased ¥5,144 million compared with September 30, 2007.
Total liabilities decreased ¥5,129 million from September 30, 2007. Although there were increases of ¥936 million in trade payables and ¥1,643 million in other current liabilities, accrued expenses decreased ¥7,271 million and income taxes payables decreased ¥708 million.
Total stockholders’ equity increased ¥11,324 million compared with September 30, 2007. This change mainly reflected a ¥14,320 million increase in retained earnings and a ¥2,703 million increase in accumulated other comprehensive loss.

TDK Corporation Consolidated 3Q of FY March 2008(U.S. GAAP)
(3-2) Cash Flows

			(¥ millions)

	Fiscal 2007	Fiscal 2008	Change
	3Q	3Q

Net cash provided by operating activities	28,970	26,919	(2,051)

Net cash used in investing activities	(21,747)	(47,505)	(25,758)

Net cash used in financing activities	(6,445)	(8,052)	(1,607)

Effect of exchange rate changes on cash and cash equivalents	2,455	(1,973)	(4,428)

Net increase (decrease) in cash and cash equivalents	3,233	(30,611)	(33,844)

Cash and cash equivalents at beginning of period	264,833	229,466	(35,367)

Cash and cash equivalents at end of period	268,066	198,855	(69,211)

Operating activities provided net cash of ¥26,919 million (U.S.$236,132 thousand), a year-on-year decrease of ¥2,051 million. Net income increased ¥2,044 million to ¥21,713 million (U.S.$190,465 thousand) and depreciation and amortization increased ¥804 million to ¥17,584 million (U.S. $154,246 thousand). In changes in assets and liabilities, other current assets increased ¥6,633 million and trade payables increased ¥8,714 million, while accrued expenses decreased ¥5,514 million and increase (decrease) in income taxes payables, net decrease ¥2,399 million.
Investing activities used net cash of ¥47,505 million (U.S.$416,711 thousand), ¥25,758 million more than a year earlier. Capital expenditures increased ¥5,478 million to ¥20,600 million (U.S.$180,702 thousand) and payment for purchase of investments in securities increased ¥4,914 million. There was also an increase of ¥17,873 million for the acquisition of subsidiaries and an increase of ¥14,070 million for the acquisition of minority interests. Partly offsetting these outflows was an increase of ¥8,490 million in cash from the sale and maturity of short-term investments, while cash outflow for the purchase of short-term investments decreased ¥9,309 million.
Financing activities used net cash of ¥8,052 million (U.S.$70,632 thousand), ¥1,607 million more than a year earlier. There was a net decrease in short-term debt of ¥693 million and a ¥1,120 million increase in dividends paid due to a ¥10 increase in dividend per common share. On the other hand, there was a ¥463 million decrease in repayment of long-term debt.

TDK Corporation Consolidated 3Q of FY March 2008(U.S. GAAP)
4) Balance sheets

ASSETS
Term	As of Dec. 31, 2006		As of December 31, 2007			Change from	As of Sep. 30, 2007		Change from
						Dec. 31, 2006			Sep. 30, 2007
	(Yen	%	(Yen	%	(U.S.$	(Yen	(Yen	%	(Yen
Item	millions)		millions)		thousands)	millions)	millions)		millions)

Current assets	612,467	62.8	540,821	55.0	4,744,044	(71,646)	577,477	58.5	(36,656)
Cash and cash equivalents	268,066		198,855		1,744,342	(69,211)	229,466		(30,611)
Short-term investments	16,792		12,018		105,421	(4,774)	23,483		(11,465)
Marketable securities	1,052		5		44	(1,047)	1,005		(1,000)
Net trade receivables	183,918		181,977		1,596,290	(1,941)	184,070		(2,093)
Inventories	95,160		93,286		818,298	(1,874)	90,009		3,277
Other current assets	47,479		54,680		479,649	7,201	49,444		5,236

Noncurrent assets	363,529	37.2	441,735	45.0	3,874,868	78,206	410,223	41.5	31,512
Investments in securities	28,970		84,434		740,649	55,464	53,450		30,984
Net property, plant and equipment	248,353		253,839		2,226,658	5,486	253,207		632
Other assets	86,206		103,462		907,561	17,256	103,566		(104

TOTAL	975,996	100.0	982,556	100.0	8,618,912	6,560	987,700	100.0	(5,144)

LIABILITIES AND STOCKHOLDERS' EQUITY
Term	As of Dec. 31, 2006		As of December 31, 2007			Change from	As of Sep. 30, 2007		Change from
						Dec. 31, 2006			Sep. 30, 2007
	(Yen	%	(Yen	%	(U.S.$	(Yen	(Yen	%	(Yen
Item	millions)		millions)		thousands)	millions)	millions)		millions)

Current liabilities	178,791	18.3	176,364	18.0	1,547,053	(2,427)	182,065	18.4	(5,701)
Short-term debt	2,196		1,991		17,465	(205)	2,186		(195)
Current installments of long-term debt	1,466		398		3,491	(1,068)	504		(106)
Trade payables	88,660		89,500		785,088	840	88,564		936
Accrued expenses	64,505		58,800		515,790	(5,705)	66,071		(7,271)
Income taxes payables	13,905		18,394		161,351	4,489	19,102		(708)
Other current liabilities	8,059		7,281		63,868	(778)	5,638		1,643

Noncurrent liabilities	39,359	4.0	48,321	4.9	423,868	8,962	47,749	4.9	572
Long-term debt, excluding current installments	372		240		2,105	(132)	360		(120)
Retirement and severance benefits	27,010		31,776		278,737	4,766	31,071		705
Deferred income taxes	5,758		8,879		77,886	3,121	8,835		44
Other noncurrent liabilities	6,219		7,426		65,140	1,207	7,483		(57)

Total liabilities	218,150	22.3	224,685	22.9	1,970,921	6,535	229,814	23.3	(5,129)

Minority interests	13,450	1.4	2,629	0.2	23,061	(10,821)	13,968	1.4	(11,339)

Common stock	32,641		32,641		286,325	—	32,641		—
Additional paid-in capital	63,606		63,974		561,175	368	63,925		49
Legal reserve	17,823		18,891		165,711	1,068	19,240		(349)
Retained earnings	651,599		674,224		5,914,246	22,625	659,904		14,320
Accumulated other comprehensive income (loss)	(14,844)		(27,874)		(244,509)	(13,030)	(25,171)		(2,703)
Treasury stock	(6,429)		(6,614)		(58,018)	(185)	(6,621)		7
Total stockholders’ equity	744,396	76.3	755,242	76.9	6,624,930	10,846	743,918	75.3	11,324

TOTAL	975,996	100.0	982,556	100.0	8,618,912	6,560	987,700	100.0	(5,144)

Notes:
     1. Balance sheets are unaudited by independent auditors, as of September 30, 2007 excepted.
     2. U.S.$1=Yen 114, for convenience only.

TDK Corporation Consolidated 3Q of FY March 2008(U.S. GAAP)
5) Statements of income
[3rd quarter results]

Term	The 3rd quarter of FY2007		The 3rd quarter of FY2008
	(Oct. 1, 2006 -		(October 1, 2007 -			Change
	Dec. 31, 2006)		December 31, 2007)
	(Yen	%	(Yen	%	(U.S.$	(Yen	Change(%)
Item	millions)		millions)		thousands)	millions)

Net sales	223,253	100.0	225,342	100.0	1,976,684	2,089	0.9
Cost of sales	159,146	71.3	160,986	71.4	1,412,158	1,840	1.2
Gross profit	64,107	28.7	64,356	28.6	564,526	249	0.4
Selling, general and administrative expenses	40,922	18.3	37,639	16.7	330,166	(3,283)	-8.0
Restructuring cost	44	0.0	—	—	—	(44)	—
Operating income	23,141	10.4	26,717	11.9	234,360	3,576	15.5

Other income (deductions):
Interest and dividend income	1,923		2,190		19,210	267
Interest expense	(49)		(30)		(263)	19
Foreign exchange gain (loss)	406		(190)		(1,667)	(596)
Other-net	627		(47)		(412)	(674)
Total other income (deductions)	2,907	1.3	1,923	0.8	16,868	(984)	-33.8

Income before income taxes	26,048	11.7	28,640	12.7	251,228	2,592	10.0

Income taxes	6,024	2.7	7,025	3.1	61,623	1,001	16.6

Income before minority interests	20,024	9.0	21,615	9.6	189,605	1,591	7.9

Minority interests	355	0.2	(98)	-0.0	(860)	(453)	—

Net income	19,669	8.8	21,713	9.6	190,465	2,044	10.4

9-month-period results

Term	The 9-month-period of FY2007		The 9-month-period of FY2008					FY2007
	(April 1, 2006 -		(April 1, 2007 -			Change		(April 1, 2006 -
	Dec. 31, 2006)		December 31, 2007)					March 31, 2007)
	(Yen	%	(Yen	%	(U.S.$	(Yen	Change(%)	(Yen	%
Item	millions)		millions)		thousands)	millions)		millions)

Net sales	648,091	100.0	658,430	100.0	5,775,702	10,339	1.6	862,025	100.0
Cost of sales	466,238	71.9	479,304	72.8	4,204,421	13,066	2.8	622,819	72.3
Gross profit	181,853	28.1	179,126	27.2	1,571,281	(2,727)	-1.5	239,206	27.7
Selling, general and administrative expenses	120,323	18.6	120,186	18.3	1,054,263	(137)	-0.1	159,106	18.4
Gain on business transfer to Imation Corp.	—	—	(14,922)	-2.3	(130,894)	(14,922)	—	—	—
Restructuring cost	125	0.0	—	—	—	(125)	—	510	0.1
Operating income	61,405	9.5	73,862	11.2	647,912	12,457	20.3	79,590	9.2

Other income (deductions):
Interest and dividend income	4,951		6,934		60,825	1,983		7,025
Interest expense	(158)		(101)		(886)	57		(200)
Foreign exchange gain (loss)	156		(2,186)		(19,176)	(2,342)		973
Other-net	1,023		(1,507)		(13,219)	(2,530)		1,277
Total other income (deductions)	5,972	0.9	3,140	0.5	27,544	(2,832)	-47.4	9,075	1.1

Income before income taxes	67,377	10.4	77,002	11.7	675,456	9,625	14.3	88,665	10.3

Income taxes	17,282	2.7	20,398	3.1	178,930	3,116	18.0	16,985	2.0

Income before minority interests	50,095	7.7	56,604	8.6	496,526	6,509	13.0	71,680	8.3

Minority interests	804	0.1	265	0.0	2,324	(539)	-67.0	1,555	0.2

Net income	49,291	7.6	56,339	8.6	494,202	7,048	14.3	70,125	8.1

Notes:
     1. Statements of income are unaudited by independent auditors, FY2007 excepted.
     2. U.S.$1=Yen 114, for convenience only.

TDK Corporation Consolidated 3Q of FY March 2008(U.S. GAAP)
6) Statements of stockholders’ equity

(Yen millions)
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity

The 9-month-period of FY2007
(April 1, 2006 - December 31, 2006)
Balance at beginning of period (as previously reported)	32,641	63,237	17,517	618,259	(21,946)	(7,289)	702,419
Adjustment for the cumulative effect on prior years of the adoption of SAB No. 108	—	—	—	(2,287)	—	—	(2,287)

Balance at beginning of period (after adjustment)	32,641	63,237	17,517	615,972	(21,946)	(7,289)	700,132

Non-cash compensation charges under stock option plans		369					369
Cash dividends				(13,230)			(13,230)
Transferred to legal reserve			306	(306)			—
Comprehensive income:
Net income				49,291			49,291
Foreign currency translation adjustments					7,589		7,589
Minimum pension liability adjustments					—		—
Net unrealized gains (losses) on securities					(487)		(487)

Total comprehensive income							56,393

Acquisition of treasury stock						(22)	(22)
Exercise of stock option				(128)		882	754

Balance at end of period	32,641	63,606	17,823	651,599	(14,844)	(6,429)	744,396

The 9-month-period of FY2008
(April 1, 2007 - December 31, 2007)
Balance at beginning of period	32,641	63,695	18,844	671,350	(17,846)	(5,972)	762,712

Non-cash compensation charges under stock option plans		328					328
Cash dividends				(15,683)			(15,683)
Transferred to legal reserve			47	(47)			—
Comprehensive income:
Net income				56,339			56,339
Foreign currency translation adjustments					(8,682)		(8,682)
Pension liability adjustments					(617)		(617)
Net unrealized gains (losses) on securities					(729)		(729)

Total comprehensive income							46,311

Acquisition of treasury stock						(39,247)	(39,247)
Retirement of treasury stock				(37,410)		37,410	—
Exercise of stock option				(325)		1,195	870
Adjustment for employee stock awards to be reclassified as a liability		(49)					(49)

Balance at end of period	32,641	63,974	18,891	674,224	(27,874)	(6,614)	755,242

FY2007
(April 1, 2006 - March 31, 2007)
Balance at beginning of period (as previously reported)	32,641	63,237	17,517	618,259	(21,946)	(7,289)	702,419
Adjustment for the cumulative effect on prior years of the adoption of SAB No. 108	—	—	—	(2,287)	—	—	(2,287)

Balance at beginning of period (after adjustment)	32,641	63,237	17,517	615,972	(21,946)	(7,289)	700,132

Non-cash compensation charges under stock option plans		458					458
Cash dividends				(13,230)			(13,230)
Transferred to legal reserve			1,327	(1,327)			—
Comprehensive income:
Net income				70,125			70,125
Foreign currency translation adjustments					4,383		4,383
Minimum pension liability adjustments					2,290		2,290
Net unrealized gains (losses) on securities					76		76

Total comprehensive income							76,874

Adjustment to initially apply SFAS 158, net of tax					(2,649)		(2,649)
Acquisition of treasury stock						(32)	(32)
Exercise of stock option				(190)		1,349	1,159

Balance at end of period	32,641	63,695	18,844	671,350	(17,846)	(5,972)	762,712

Note:
     Statements of stockholders’ equity unaudited by independent auditors, FY2007 excepted.

TDK Corporation Consolidated 3Q of FY March 2008(U.S. GAAP)

(U.S.$ thousands)
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity

The 9-month-period of FY2008
(April 1, 2007 - December 31, 2007)
Balance at beginning of period	286,325	558,728	165,298	5,889,035	(156,544)	(52,386)	6,690,456

Non-cash compensation charges under stock option plans		2,877					2,877
Cash dividends				(137,570)			(137,570)
Transferred to legal reserve			413	(413)			—
Comprehensive income:
Net income				494,202			494,202
Foreign currency translation adjustments					(76,158)		(76,158)
Pension liability adjustments					(5,412)		(5,412)
Net unrealized gains (losses) on securities					(6,395)		(6,395)

Total comprehensive income							406,237

Acquisition of treasury stock						(344,272)	(344,272)
Retirement of treasury stock				(328,158)		328,158	—
Exercise of stock option				(2,850)		10,482	7,632
Adjustment for employee stock awards to be reclassified as a liability		(430)					(430)

Balance at end of period	286,325	561,175	165,711	5,914,246	(244,509)	(58,018)	6,624,930

Notes:
1.	Statements of stockholder’s equity unaudited by independent auditors.
2.	U.S.$1=Yen 114, for convenience only.

TDK Corporation Consolidated 3Q of FY March 2008(U.S. GAAP)
7) Statements of cash flows
[3rd quarter results]

Term	The 3rd quarter of FY2007	The 3rd quarter of FY2008
	(Oct. 1, 2006 -
	Dec. 31, 2006)	(October 1, 2007 - December 31, 2007)
Item	(Yen millions)	(Yen millions)	(U.S.$ thousands)

Cash flows from operating activities:
Net income	19,669	21,713	190,465
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	16,780	17,584	154,246
Loss on disposal of property and equipment	273	640	5,614
Deferred income taxes	(894)	576	5,053
Changes in assets and liabilities, net of effects of acquisition of businesses:
Decrease in trade receivables	1,842	822	7,211
Increase in inventories	(1,528)	(3,659)	(32,097)
Decrease (increase) in other current assets	630	(6,003)	(52,658)
Increase (decrease) in trade payables	(7,299)	1,415	12,412
Decrease in accrued expenses	(1,431)	(6,945)	(60,921)
Increase (decrease) in income taxes payables, net	1,866	(533)	(4,676)
Increase in other current liabilities	686	1,938	17,000
Increase (decrease) in retirement and severance benefits, net	348	76	667
Other-net	(1,972)	(705)	(6,184)

Net cash provided by operating activities	28,970	26,919	236,132

Cash flows from investing activities:
Capital expenditures	(15,122)	(20,600)	(180,702)
Proceeds from sale and maturity of short-term investments	5,016	13,506	118,474
Payment for purchase of short-term investments	(11,704)	(2,395)	(21,009)
Proceeds from sale and maturity of investments in securities	—	999	8,763
Payment for purchase of investments in securities	—	(4,914)	(43,105)
Acquisition of subsidiaries	—	(17,873)	(156,781)
Acquisition of affiliates	—	(2,026)	(17,772)
Proceeds from sale of property, plant and equipment	99	14	123
Acquisition of minority interests	—	(14,070)	(123,421)
Other-net	(36)	(146)	(1,281)

Net cash used in investing activities	(21,747)	(47,505)	(416,711)

Cash flows from financing activities:
Proceeds from long-term debt	12	—	—
Repayment of long-term debt	(540)	(77)	(676)
Increase (decrease) in short-term debt, net	498	(195)	(1,711)
Proceeds from exercise of stock options	254	10	88
Cash paid to acquire treasury stock	(7)	(8)	(70)
Dividends paid	(6,617)	(7,737)	(67,868)
Other-net	(45)	(45)	(395)

Net cash used in financing activities	(6,445)	(8,052)	(70,632)

Effect of exchange rate changes on cash and cash equivalents	2,455	(1,973)	(17,307)
Net increase (decrease) in cash and cash equivalents	3,233	(30,611)	(268,518)
Cash and cash equivalents at beginning of period	264,833	229,466	2,012,860
Cash and cash equivalents at end of period	268,066	198,855	1,744,342

Notes:
     1. Statements of cash flows unaudited by independent auditors.
     2. U.S.$1=Yen 114, for convenience only.

TDK Corporation Consolidated 3Q of FY March 2008(U.S. GAAP)

9-month-period results

Term	The 9-month- period of FY2007	The 9-month-period of FY2008		FY2007
	(April 1, 2006 - Dec. 31, 2006)	(April 1, 2007 - December 31, 2007)		(April 1, 2006 - March 31, 2007)
Item	(Yen millions)	(Yen millions)	(U.S.$ thousands)	(Yen millions)

Cash flows from operating activities:
Net income	49,291	56,339	494,202	70,125
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	47,664	50,696	444,702	65,337
Loss on disposal of property and equipment	1,284	2,587	22,693	2,649
Deferred income taxes	(1,621)	(1,047)	(9,184)	(1,878)
Loss (gain) on securities, net	195	1,504	13,193	212
Gain on business transfer to Imation Corp.	—	(14,922)	(130,894)	—
Changes in assets and liabilities, net of effects of acquisition of businesses:
Decrease (increase) in trade receivables	6,982	(24,186)	(212,158)	11,241
Decrease (increase) in inventories	(4,075)	(14,481)	(127,026)	892
Decrease (increase) in other current assets	4,456	(13,280)	(116,491)	6,202
Increase (decrease) in trade payables	1,253	19,886	174,438	(5,272)
Increase (decrease) in accrued expenses	(3,070)	1,607	14,096	(7,068)
Increase (decrease) in income taxes payables, net	3,445	5,590	49,035	4,004
Increase (decrease) in other current liabilities	(168)	2,945	25,833	(1,808)
Increase (decrease) in retirement and severance benefits, net	650	107	938	(74)
Other-net	1,402	(4,274)	(37,491)	921

Net cash provided by operating activities	107,688	69,071	605,886	145,483

Cash flows from investing activities:
Capital expenditures	(51,102)	(58,842)	(516,158)	(70,440)
Proceeds from sale and maturity of short-term investments	10,032	29,383	257,746	20,046
Payment for purchase of short-term investments	(26,732)	(31,219)	(273,851)	(31,089)
Proceeds from sale and maturity of investments in securities	7	1,009	8,851	23
Payment for purchase of investments in securities	(1,348)	(8,013)	(70,289)	(3,638)
Transfer of businesses	—	(503)	(4,412)	—
Acquisition of subsidiaries	—	(17,873)	(156,781)	—
Acquisition of affiliates	—	(2,026)	(17,772)	—
Proceeds from sale of property, plant and equipment	2,123	2,800	24,561	3,678
Acquisition of minority interests	(6)	(14,070)	(123,421)	(6)
Other-net	(6)	(192)	(1,684)	(62)

Net cash used in investing activities	(67,032)	(99,546)	(873,210)	(81,488)

Cash flows from financing activities:
Proceeds from long-term debt	135	—	—	—
Repayment of long-term debt	(670)	(348)	(3,053)	(2,143)
Increase (decrease) in short-term debt, net	(2,273)	(1,022)	(8,965)	(1,456)
Proceeds from exercise of stock options	754	870	7,632	1,159
Cash paid to acquire treasury stock	(22)	(39,247)	(344,272)	(32)
Dividends paid	(13,230)	(15,683)	(137,570)	(13,230)
Other-net	(160)	(370)	(3,246)	(160)

Net cash used in financing activities	(15,466)	(55,800)	(489,474)	(15,862)

Effect of exchange rate changes on cash and cash equivalents	3,859	(4,039)	(35,430)	2,019
Net increase (decrease) in cash and cash equivalents	29,049	(90,314)	(792,228)	50,152
Cash and cash equivalents at beginning of period	239,017	289,169	2,536,570	239,017
Cash and cash equivalents at end of period	268,066	198,855	1,744,342	289,169

Notes:
     1. Statements of cash flows unaudited by independent auditors, FY2007 excepted.
     2. U.S.$1=Yen 114, for convenience only.

TDK Corporation Consolidated 3Q of FY March 2008(U.S. GAAP)
(Notes)
1.	The consolidated financial statements are prepared in conformity with the U.S. GAAP.

2.	As of December 31, 2007, TDK had 91 subsidiaries (18 in Japan and 73 overseas). TDK also had 7 affiliates (4 in Japan and 3 overseas) whose financial statements are accounted for by the equity method.

TDK Corporation Consolidated 3Q of FY March 2008(U.S. GAAP)
8) Segment Information
     The following industry and geographic segment information are required by the Japanese Financial Instruments Exchange Law.
1. Industry segment information

Term	The 3rd quarter of FY 2007		The 3rd quarter of FY 2008
	(Oct. 1, 2006 -		(October 1, 2007 - December 31, 2007)			Change
	Dec. 31, 2006)
Product	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)

Electronic materials and components
Net sales	194,541	100.0	217,766	100.0	1,910,228	23,225	11.9
External sales	194,541		217,766		1,910,228	23,225	11.9
Intersegment	—		—		—	—	—
Operating expenses	171,533	88.2	190,833	87.6	1,673,973	19,300	11.3

Operating income	23,008	11.8	26,933	12.4	236,255	3,925	17.1

Recording media
Net sales	28,712	100.0	7,576	100.0	66,456	(21,136)	-73.6
External sales	28,712		7,576		66,456	(21,136)	-73.6
Intersegment	—		—		—	—	—
Operating expenses	28,579	99.5	7,792	102.9	68,351	(20,787)	-72.7

Operating income (loss)	133	0.5	(216)	-2.9	(1,895)	(349)	—

TOTAL
Net sales	223,253	100.0	225,342	100.0	1,976,684	2,089	0.9
External sales	223,253		225,342		1,976,684	2,089	0.9
Intersegment	—		—		—	—	—
Operating expenses	200,112	89.6	198,625	88.1	1,742,324	(1,487)	-0.7

Operating income	23,141	10.4	26,717	11.9	234,360	3,576	15.5

9-month-period results

Term	The 9-month-period of FY2007		The 9-month-period of FY2008					FY2007
	(April 1, 2006 -		(April 1, 2007 - December 31, 2007)			Change		(April 1, 2006 -
	Dec. 31, 2006)							March 31, 2007)
Product	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)	(Yen millions)	%

Electronic materials and components
Net sales	571,248	100.0	616,187	100.0	5,405,149	44,939	7.9	758,821	100.0
External sales	571,248		616,187		5,405,149	44,939	7.9	758,821
Intersegment	—		—		—	—	—	—
Operating expenses	507,673	88.9	553,214	89.8	4,852,755	45,541	9.0	677,046	89.2

Operating income	63,575	11.1	62,973	10.2	552,394	(602)	-0.9	81,775	10.8

Recording media
Net sales	76,843	100.0	42,243	100.0	370,553	(34,600)	-45.0	103,204	100.0
External sales	76,843		42,243		370,553	(34,600)	-45.0	103,204
Intersegment	—		—		—	—	—	—
Operating expenses	79,013	102.8	31,354	74.2	275,035	(47,659)	-60.3	105,389	102.1

Operating income (loss)	(2,170)	-2.8	10,889	25.8	95,518	13,059	—	(2,185)	-2.1

TOTAL
Net sales	648,091	100.0	658,430	100.0	5,775,702	10,339	1.6	862,025	100.0
External sales	648,091		658,430		5,775,702	10,339	1.6	862,025
Intersegment	—		—		—	—	—	—
Operating expenses	586,686	90.5	584,568	88.8	5,127,790	(2,118)	-0.4	782,435	90.8

Operating income	61,405	9.5	73,862	11.2	647,912	12,457	20.3	79,590	9.2

Notes:
     1. U.S.$1=Yen 114, for convenience only.
     2. Electronic materials and components products:
Multilayer ceramic chip capacitors, Rare-earth magnets, Inductors, Switching power supplies, HDD heads, Organic EL displays
         Recording media products:
Audio tapes, Video tapes, CD-Rs, MDs, DVDs, Tape-based data storage media for computers

TDK Corporation Consolidated 3Q of FY March 2008(U.S. GAAP)
2. Geographic segment information

	Term	The 3rd quarter of FY2007		The 3rd quarter of FY2008			Change
		(Oct 1, 2006 -		(October 1, 2007 -
		Dec. 31, 2006)		December 31, 2007)
Region		(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)

Japan	Net sales	102,397	100.0	102,895	100.0	902,588	498	0.5

	Operating income	9,584	9.4	9,758	9.5	85,597	174	1.8

Americas	Net sales	28,267	100.0	26,194	100.0	229,772	(2,073)	-7.3

	Operating income	916	3.2	2,953	11.3	25,904	2,037	222.4

Europe	Net sales	22,465	100.0	11,130	100.0	97,631	(11,335)	-50.5

	Operating income (loss)	503	2.2	(1,352)	-12.1	(11,860)	(1,855)	—

Asia	Net sales	146,392	100.0	170,188	100.0	1,492,877	23,796	16.3

and others	Operating income	12,960	8.9	14,486	8.5	127,070	1,526	11.8

Intersegment	Net sales	76,268		85,065		746,184	8,797

eliminations	Operating income (loss)	822		(872)		(7,649)	(1,694)

Total	Net sales	223,253	100.0	225,342	100.0	1,976,684	2,089	0.9

	Operating income	23,141	10.4	26,717	11.9	234,360	3,576	15.5

9-month-period results

	Term	The 9-month-period of FY2007		The 9-month-period of FY2008					FY2007
		(April 1, 2006 -		(April 1, 2007 -			Change		(April 1, 2006 -
		Dec. 31, 2006)		December 31, 2007)					March 31, 2007)
Region		(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)	(Yen millions)	%

Japan	Net sales	296,205	100.0	304,155	100.0	2,668,026	7,950	2.7	397,147	100.0

	Operating income	24,713	8.3	40,015	13.2	351,009	15,302	61.9	31,277	7.9

Americas	Net sales	85,422	100.0	82,256	100.0	721,544	(3,166)	-3.7	111,689	100.0

	Operating income	5,697	6.7	8,237	10.0	72,254	2,540	44.6	7,869	7.0

Europe	Net sales	61,539	100.0	43,097	100.0	378,044	(18,442)	-30.0	84,329	100.0

	Operating income (loss)	(421)	-0.7	(5,018)	-11.6	(44,018)	(4,597)	—	(3)	-0.0

Asia	Net sales	433,777	100.0	482,911	100.0	4,236,062	49,134	11.3	572,979	100.0

and others	Operating income	32,128	7.4	30,729	6.4	269,553	(1,399)	-4.4	41,515	7.2

Intersegment	Net sales	228,852		253,989		2,227,974	25,137		304,119

eliminations	Operating income	712		101		886	(611)		1,068

Total	Net sales	648,091	100.0	658,430	100.0	5,775,702	10,339	1.6	862,025	100.0

	Operating income	61,405	9.5	73,862	11.2	647,912	12,457	20.3	79,590	9.2

Notes:
     1. Net sales in each geographic area are based on the location of TDK entities where the sales are generated.
     2. U.S.$1=Yen 114, for convenience only.
3. Sales by region

Term	The 3rd quarter of FY2007		The 3rd quarter of FY2008
	(Oct. 1, 2006 -		(October 1, 2007 -			Change
	December 31, 2006)		December 31, 2007)
Region	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)

Americas	26,872	12.0	24,126	10.7	211,632	(2,746)	-10.2
Europe	22,279	10.0	13,346	5.9	117,070	(8,933)	-40.1
Asia and others	129,353	58.0	149,021	66.2	1,307,202	19,668	15.2
Overseas sales total	178,504	80.0	186,493	82.8	1,635,904	7,989	4.5

Japan	44,749	20.0	38,849	17.2	340,780	(5,900)	-13.2

Net sales	223,253	100.0	225,342	100.0	1,976,684	2,089	0.9

9-month-period results

Term	The 9-month-period of FY2007		The 9-month-period of FY2008					FY2007
	(April 1, 2006 -		(April 1, 2007 -			Change		(April 1, 2006 -
	December 31, 2006)		December 31, 2007)					March 31, 2007)
Region	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)	(Yen millions)	%

Americas	78,197	12.1	75,073	11.4	658,535	(3,124)	-4.0	103,124	11.9
Europe	61,149	9.4	46,225	7.0	405,482	(14,924)	-24.4	83,545	9.7
Asia and others	381,059	58.8	422,016	64.1	3,701,895	40,957	10.7	504,004	58.5
Overseas sales total	520,405	80.3	543,314	82.5	4,765,912	22,909	4.4	690,673	80.1

Japan	127,686	19.7	115,116	17.5	1,009,790	(12,570)	-9.8	171,352	19.9

Net sales	648,091	100.0	658,430	100.0	5,775,702	10,339	1.6	862,025	100.0

Notes:
     1. Overseas sales are based on the location of the customers.
     2. U.S.$1=Yen 114, for convenience only.

TDK Corporation Consolidated 3Q of FY March 2008(U.S. GAAP)
9) Supplementary Information (Consolidated)
Exchange rates used for conversion

Term	October 1, 2006 -		October 1, 2007 -
	December 31, 2006		December 31, 2007
Item	US$=Yen	Euro=Yen	US$=Yen	Euro=Yen

Average rate for the period	117.83	151.95	113.26	163.90

The end of the period	119.11	156.50	114.15	166.66

Overseas sales by division

Term	October 1, 2006 -		October 1, 2007 -		Change(%)
	December 31, 2006		December 31, 2007
	Amount	Ratio to	Amount	Ratio to
Product	(Yen millions)	sales (%)	(Yen millions)	sales (%)

Electronic materials and components	156,950	70.3	180,970	80.3	15.3
Electronic materials	36,488	16.3	38,710	17.2	6.1
Electronic devices	32,345	14.5	35,574	15.8	10.0
Recording devices	75,515	33.8	88,760	39.4	17.5
Other electronic components	12,602	5.7	17,926	7.9	42.2
Recording media	21,554	9.7	5,523	2.5	-74.4

Overseas sales	178,504	80.0	186,493	82.8	4.5

9-month-period results

Term	April 1, 2006 -		April 1, 2007 -		Change(%)	April 1, 2006 -
	December 31, 2006		December 31, 2007			March 31, 2007
	Amount	Ratio to	Amount	Ratio to		Amount	Ratio to
Product	(Yen millions)	sales (%)	(Yen millions)	sales (%)		(Yen millions)	sales (%)

Electronic materials and components	462,155	71.3	511,686	77.7	10.7	611,932	71.0
Electronic materials	107,983	16.7	116,799	17.7	8.2	145,548	16.9
Electronic devices	94,061	14.5	106,605	16.2	13.3	125,930	14.6
Recording devices	226,778	35.0	243,867	37.0	7.5	299,772	34.8
Other electronic components	33,333	5.1	44,415	6.8	33.2	40,682	4.7
Recording media	58,250	9.0	31,628	4.8	-45.7	78,741	9.1

Overseas sales	520,405	80.3	543,314	82.5	4.4	690,673	80.1